SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                   Advancis Pharmaceutical Corporation
               -----------------------------------------
                           (Name of Issuer)


                      Common Stock, $0.01 par value
               -----------------------------------------
                      (Title of Class of Securities)


                             00764L 10 9
                -----------------------------------------
                            (CUSIP Number)


                           December 31, 2006
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 00764L 10 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Ventures V, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            3,741,820 Shares (includes 970,101 Shares under warrants exercisable within the next 60 days)


      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            3,741,820 Shares (includes 970,101 Shares under warrants exercisable within the next 60 days)


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,741,820 Shares (includes 970,101 Shares under warrants exercisable within the next 60 days)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.0 %


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

                                  CUSIP No. 00764L 10 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Capital Partners LLC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            4,070,351 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            4,070,351 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,070,351 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.0 %

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

                                  CUSIP No. 00764L 10 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     RMV V, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            4,070,351 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            4,070,351 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,070,351 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

                                  CUSIP No. 00764L 10 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Ventures V Affiliates, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            328,531 Shares (includes 85,175 Shares under warrants exercisable within the next 60 days)


      6     SHARED VOTING POWER

            0 Shares

      7     SOLE DISPOSITIVE POWER

            328,531 Shares (includes 85,175 Shares under warrants exercisable within the next 60 days)

      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     328,531 Shares (includes 85,175 Shares under warrants exercisable within the next 60 days)



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

                                  CUSIP No. 00764L 10 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            607,374 Shares


     6      SHARED VOTING POWER

            4,185,667 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


      7     SOLE DISPOSITIVE POWER

            607,374 Shares


      8     SHARED DISPOSITIVE POWER

            4,185,667 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,793,041 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

                                 CUSIP No. 00764L 10 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Habib Kairouz


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           1,717 Shares

     6     SHARED VOTING POWER

           4,185,667 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)

     7     SOLE DISPOSITIVE POWER

           1,717 Shares

     8     SHARED DISPOSITIVE POWER

           4,185,667 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,187,384 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

                                 CUSIP No. 00764L 10 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Mark Leschly


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kingdom of Denmark


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5      SOLE VOTING POWER

            1,717 Shares

     6      SHARED VOTING POWER

            4,185,667 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)

     7      SOLE DISPOSITIVE POWER

            1,717 Shares

     8      SHARED DISPOSITIVE POWER

            4,185,667 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,187,384 Shares (includes 1,055,276 Shares under warrants exercisable within the next 60 days)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

      This Amendment No. 2 to Schedule 13G for Advancis Pharmaceutical Corporation, a Delaware corporation ("Advancis" or the "Issuer"), amends a statement on Schedule 13G originally filed as of April 29, 2005, amended as of December 31, 2005, by Rho Capital Partners LLC ("Rho Capital"), RMV V, L.L.C. ("RMV V"), Rho Ventures V, L.P. ("Rho Ventures"), Rho Ventures V Affiliates, L.L.C. ("Rho Affiliates"), Joshua Ruch, Habib Kairouz and Mark Leschly, with respect to the shares of Common Stock ("Shares"), par value $0.01 per share, of Advancis. This Amendment is filed to amend Item 4 in the Schedule 13G as previously filed, as follows:


      Items 1. - 3. No amendment


      Item 4.  Ownership

      See cover page for each reporting person.

      By virtue of the relationships between and among the reporting persons, each of Rho Ventures and RMV may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of the 3,741,820 Shares of Common Stock held by Rho Ventures (assuming exercise of a warrant held for the account of Rho Ventures). Each such reporting person disclaims beneficial ownership of the Shares held by Rho Ventures except to the extent of its pecuniary interest therein.

      By virtue of the relationships between and among the reporting persons and the fact that RMV is the general partner of Rho Ventures V Affiliates, L.P. ("Rho Ventures Affiliates") and Rho Venture Partners V, L.P. ("Rho Venture Partners"), which are each members of Rho Affiliates, Rho Affiliates and RMV may be deemed to have the sole power to direct the voting and disposition of the 328,531 Shares of Common Stock held by Rho Affiliates (assuming exercise of a warrant held for the account of Rho Affiliates). Each reporting person listed above disclaims beneficial ownership of the Shares held by Rho Affiliates except to the extent of its pecuniary interest therein.

      Based on calculations made in accordance with Rule 13d-3(d), as of the date hereof and after giving effect to the exercise of immediately exercisable warrants, Rho Ventures may be deemed to beneficially own 12.0% of the approximately 30,342,000 Shares of Advancis Common Stock outstanding as of November 1, 2006 (per the Issuer's most recently filed Form 10-Q, as adjusted to account for Shares issuable under currently exercisable warrants); Rho Affiliates may be deemed to beneficially own 1.1% of such Advancis Shares; and RMV may be deemed to beneficially own 13.0% of such Advancis Shares.

      By virtue of the relationships between and among the reporting persons, Rho Capital may be deemed to have sole power, and Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared power, to direct the voting and disposition of the 4,070,351 Shares of Common Stock beneficially owned by Rho Ventures and Rho Affiliates (assuming exercise of warrants held for the account of Rho Ventures and Rho Affiliates). Rho Capital may therefore be deemed to beneficially own 13.0% of the Shares of Common Stock of Advancis outstanding as of November 1, 2006 (per the Issuer's most recently filed Form 10-Q, as adjusted to account for Shares issuable under currently exercisable warrants).

      Joshua Ruch, Habib Kairouz and Mark Leschly directly hold 39,051, 1,717, and 1,717 Shares, respectively, through acquisitions of Advancis Shares for investment purposes, with the sole power to direct the voting and disposition of such respective Share amounts. In addition, Joshua Ruch, by reason of his control over certain entities as well as a trusteeship of a family trust, may be deemed to be the beneficial owner, and have sole powers of voting and disposition, over an additional 607,374 Shares. Furthermore, by virtue of having control over certain entities, Messrs Ruch, Kairouz and Leschly may be deemed to be beneficial owners of 115,316 Shares (in addition to Shares beneficially owned by virtue of their status as managing members of Rho Capital) over which they have shared powers of voting and disposition. By including all such Shares of Common Stock, Messrs Ruch, Kairouz and Leschly may be deemed to beneficially own 4,793,041, 4,187,384 and 4,187,384 Shares, or 15.3%, 13.3%, and 13.3% of the Issuer's outstanding Shares, respectively (based on the Issuer's most recently issued 10-Q, as adjusted to account for Shares issuable under currently exercisable warrants).

      Other than the Shares of Advancis Common Stock in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.



      Items 5. - 9.  No amendment


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007



RHO VENTURES V, L.P.

By:  /s/ Jeffrey I. Martin
-------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer


RMV V, L.L.C.

By:  /s/ Jeffrey I. Martin
----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer


RHO CAPITAL PARTNERS LLC

By:   /s/ Jeffrey I. Martin

-------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer


RHO VENTURES V AFFILIATES, L.L.C.


By:  /s/ Jeffrey I. Martin
-------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer


/s/ Jeffrey I. Martin
-------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Joshua Ruch


/s/ Jeffrey I. Martin
-------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Habib Kairouz


/s/ Jeffrey I. Martin
-------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Mark Leschly